FOIA confidential treatment requested by EOG Resources, Inc.

Pursuant to 17 C.F.R. § 200.83 (Rule 83)

Omitted information marked by bracketed asterisks has been filed under separate cover with the Commission

August 9, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. H. Roger Schwall
Ms. Diane Fritz
Mr. Ethan Horowitz
Mr. John Hodgin

Re:	EOG Resources, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015 Filed February 25, 2016
Form 8-K Filed February 25, 2016
Form 8-K Filed May 5, 2016
File No. 001-09743

Ladies and Gentlemen:

On behalf of EOG Resources, Inc. (the “Company”, “EOG”, “we”, “our” or “us”), I hereby submit the Company’s responses to the comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission” or “SEC”) set forth in the Staff’s letter to the Company, dated July 27, 2016, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2015 filed with the Commission via the Commission’s EDGAR system on February 25, 2016 (the “2015 Form 10-K”) and the Company’s Current Reports on Form 8-K furnished to the Commission via the Commission’s EDGAR system on February 25, 2016 and on May 5, 2016.

Pursuant to 17 C.F.R. § 200.83 (“Rule 83”), the Company requests confidential treatment for portions of its response to Staff comment 3 and for the entirety of its response to Staff comment 4. Specifically, the Company requests that the portions of its response to Staff comment 3 marked by bracketed asterisks (“[***]”) and the entirety of its response to Staff comment 4 (also marked by bracketed asterisks (“[***]”)), in place of which confidential information has been included in the unredacted version of this letter that was delivered under separate cover to the Staff, be maintained in confidence, not be made part of any public record and not be disclosed to any person, as such portions contain confidential information. The Company has delivered an unredacted version of this letter separately to the Staff, which includes the confidential information omitted from this letter. If the Staff receives a request for access to the confidential portions herein, whether pursuant to the Freedom of Information Act or otherwise, the Company respectfully requests that we be notified immediately of such request so that we may further substantiate this request for confidential treatment under Rule 83. Please address any notification of a request for access to such information to me by telephone at (713) 651-6946 and by facsimile at (713) 651-6947 and to Michael P. Donaldson, the Company’s Executive Vice President, General Counsel and Corporate Secretary, by telephone at (713) 651-6260 and by facsimile at (713) 651-6941.

For your convenience, each response below is preceded by the Staff’s comment to which the response relates.

EOG-001

FOIA confidential treatment requested by EOG Resources, Inc.

Pursuant to 17 C.F.R. § 200.83 (Rule 83)

Omitted information marked by bracketed asterisks has been filed under separate cover with the Commission

United States Securities and Exchange Commission

August 9, 2016

Form 10-K for Fiscal Year Ended December 31, 2015

Business, page 1

Wellhead Volumes and Prices, page 6

1.	Please expand the disclosure of production presented as average daily rates to provide this information as annual volumes for each of the last three fiscal years by final product sold with disclosure by geographical area and for each country and field that contains 15% or more of your total proved reserves. Refer to Item 1204(a) of Regulation S-K.

Response: The Staff’s comment is duly noted. The Company will provide such expanded disclosure of production volumes in its future filings, beginning with our Form 10-K for the fiscal year ending December 31, 2016.

Properties, page 22

Oil and Gas Exploration and Production – Properties and Reserves, page 22

Acreage, page 22

2.	We note your disclosure of the net acres expiring in 2016, 2017 and 2018 appears to represent a significant percentage of the total net undeveloped acreage as of December 31, 2015. Please expand your disclosure to clarify, if true, that there are no material quantities of proved undeveloped reserves attributable to drilled but uncompleted wells or locations which are currently scheduled to be drilled on leases that expire prior to establishing production. If there are material quantities of proved undeveloped reserves relating to such wells and/or locations, expand your disclosure to present the related net reserve quantities and provide a narrative explanation of the steps and associated costs, if material, necessary to extend the time to the expiration of such leases.

Response: As of December 31, 2015, there were no proved undeveloped reserves (“PUDs”) associated with such undeveloped acreage of the Company. To the extent the Company, based on its evaluation of the geologic characteristics and prospective economics of such acreage, elects to retain such acreage, we would establish production on such acreage prior to the expiration of the leases or take action to extend the terms of the leases (e.g., by making extension payments) or obtain concessions. In our future filings, beginning with our Form 10-K for the fiscal year ending December 31, 2016, we will expand our disclosure to provide corresponding discussion.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

Operations, page 29

3.	We note disclosure on page 29 stating “EOG has built an inventory of uncompleted wells.” Please tell us the total number of gross and net wells, the related net proved reserves and the remaining costs relating to your inventory of uncompleted wells. Also clarify for us and expand your disclosure to explain why it appears that you have intentionally deferred completion of such wells.

Response: At December 31, 2015, EOG had [***] gross wells ([***] wells on a net basis) that were drilled but uncompleted (each such well, a “DUC”). The total net proved reserves associated with these wells were [***] million barrels of crude oil equivalent (“MMBoe”), and the remaining capital costs (net to EOG’s interest) for the completion of such wells were (in the aggregate) approximately $[***] million.

EOG-002

FOIA confidential treatment requested by EOG Resources, Inc.

Pursuant to 17 C.F.R. § 200.83 (Rule 83)

Omitted information marked by bracketed asterisks has been filed under separate cover with the Commission

United States Securities and Exchange Commission

August 9, 2016

During 2015, exploration and production companies (including EOG) were required to reduce capital spending due to the decline in commodity prices. EOG had [***] drilling rigs under long-term contracts for various terms. EOG elected to keep these rigs operating and to utilize such rigs to drill an inventory of DUCs, as opposed to cancelling the contracts and incurring cancellation charges. EOG’s inventory of DUCs has enabled the Company to further reduce its capital spending in 2016, while maintaining production volumes, by completing wells from this inventory. In 2016 (year-to-date), EOG has completed [***] gross wells from its December 31, 2015 inventory of DUCs.

As part of any future SEC disclosure made regarding a build-up of inventory of DUCs, EOG will provide, as appropriate, its rationale for deferring the completion of such wells.

4.	Also tell us if you have classified the proved reserves associated with such wells as either developed or undeveloped as of fiscal year end 2015. Additionally provide us with the net quantities, if any, accompanied by an explanation of the circumstances that would justify a period longer than five years from initial disclosure to convert proved undeveloped reserves related to such wells to developed.

Response: [***]

Results of Operations, page 31

5.	We note disclosure in your filing indicating that if commodity prices remain at current levels or decline further, you may be required to make additional downward adjustments to your proved reserves. Per Section III.B.3 of SEC Release No. 33-8350, quantitative disclosure of the reasonably likely effects of material trends and uncertainties should be provided, and may be required, if reasonably available. Provide more extensive disclosure regarding the current pricing environment and quantify the impact of current commodity prices to your proved reserves based on potential scenarios deemed reasonably likely to occur by management. Refer to Item 303(a) of Regulation S-K.

Response: In preparing our proved reserve estimates (including determining whether revisions (upward or downward) to existing reserve estimates should be made), EOG uses a trailing 12-month average price, in accordance with SEC rules (and not “current” prices), of West Texas Intermediate crude oil and Henry Hub natural gas. In our future filings, beginning with our Form 10-K for the fiscal year ending December 31, 2016 (and in our future quarterly Form 10-Q filings, as may be appropriate), we will revise our disclosure to provide this clarification.

The Staff’s comment and reference to the guidance set forth in Section III.B.3 of SEC Release No. 33-8350 is duly noted. In our future filings (beginning with our Form 10-K for the fiscal year ending December 31, 2016 and in our future quarterly Form 10-Q filings, as may be appropriate), we will also provide disclosure regarding the pricing-related information utilized in preparing EOG’s estimates of proved reserves. In addition, to the extent there are one or more commodity price-related scenarios that EOG management deems reasonably likely to occur, we will provide, to the extent material, quantitative information (if reasonably available) regarding the impact of such pricing scenario(s) on EOG’s estimates of proved reserves, EOG’s results of operations and cash flows and EOG’s future capital expenditures and drilling plans. Furthermore, with respect to the financial and non-financial information considered by EOG management in identifying such price-related scenario(s), we will consider whether the disclosure of such information itself would be material to an investor’s understanding of such quantitative disclosure.

EOG-003

FOIA confidential treatment requested by EOG Resources, Inc.

Pursuant to 17 C.F.R. § 200.83 (Rule 83)

Omitted information marked by bracketed asterisks has been filed under separate cover with the Commission

United States Securities and Exchange Commission

August 9, 2016

Summary of Critical Accounting Policies, page 42

Impairments, page 43

6.	You state that impairment charges may be necessary if actual crude oil or natural gas prices diverge negatively from your current assumptions. Expand your disclosure to qualitatively and quantitatively address material implications to your financial statements of uncertainties associated with the methods, assumptions, and estimates underlying the process through which you assess proved properties for impairment. Your revised disclosure should describe the key assumptions used in your impairment assessment and the degree of uncertainty associated with your key assumptions. Also, address potential events that management reasonably expects could negatively affect your key assumptions. Refer to section V of SEC Release No. 33-8350.

Response: We have considered our current disclosure and the guidance set forth in Section V of SEC Release No. 33-8350. Our current disclosure describes the key assumptions and estimates used in our impairment analysis – specifically, with respect to future crude oil and natural gas prices, operating costs and anticipated production of proved reserves. Our current disclosure also provides qualitative and quantitative disclosure regarding the recent significant volatility in crude oil and natural gas prices and EOG management’s expectations with respect to such volatility (future crude oil and natural gas prices being, of course, significant assumptions used in the impairment analysis).

Per the Staff’s comment, we will expand our future disclosure (beginning with our Form 10-K for the fiscal year ending December 31, 2016 and in our future quarterly Form 10-Q filings, as may be appropriate) to provide additional discussion regarding (1) the extent to which other assumptions and estimates (for example, regarding changes in drilling and completion costs and changes in service costs) affect our impairment analysis, (2) any uncertainties (such as risk of change or difficulty of measurement or valuation) associated with the assumptions and estimates used in our impairment analysis and (3) whether such assumptions and estimates are reasonably likely to change in the future. Our expanded disclosure will also provide additional information regarding how the Company arrived at its particular assumptions and estimates – for example, the disclosure in our Form 10-K for the fiscal year ending December 31, 2016 will note that EOG uses the five-year NYMEX futures strip for West Texas Intermediate crude oil and Henry Hub natural gas (in each case as of the applicable balance sheet date) as a basis to estimate future crude oil and natural gas prices.

In so revising and expanding our disclosure, we will consider whether there are any potential events (not already disclosed) that EOG management reasonably expects could negatively impact our key assumptions and estimates. We will also consider whether there are other relevant assumptions, estimates or data utilized in the Company’s impairment analysis which would be material to investors in understanding the Company’s impairment analysis and, thus, which should be referenced in our disclosure.

Lastly, in revising and expanding our disclosure and as is instructed in Section 5 of SEC Release No. 33-8350, we will provide quantitative disclosure (in addition to qualitative disclosure), in instances where quantitative information is reasonably available and the Company believes such information would be material to investors in understanding the Company’s impairment analysis.

EOG-004

FOIA confidential treatment requested by EOG Resources, Inc.

Pursuant to 17 C.F.R. § 200.83 (Rule 83)

Omitted information marked by bracketed asterisks has been filed under separate cover with the Commission

United States Securities and Exchange Commission

August 9, 2016

7.	Disclosure in your filing states that you may incur additional impairment charges if commodity prices remain at current levels or decline further. Revise to explain how current commodity prices factor into your estimates of future cash flows used to apply the guidance per FASB ASC 360-10-35 regarding the process through which long-lived assets are tested for recoverability.

Response: EOG uses the five-year NYMEX futures strip (and not “current” prices) for West Texas Intermediate crude oil and Henry Hub natural gas, in each case as of the applicable balance sheet date, as a basis to estimate future crude oil and natural gas prices and, in turn, to estimate expected undiscounted future cash flows from our proved oil and gas properties. In our future filings, beginning with our Form 10-K for the fiscal year ending December 31, 2016 (and in our future quarterly Form 10-Q filings, as may be appropriate), we will revise our disclosure to provide this clarification.

Notes to Consolidated Financial Statements

Note 14 – Accounting for Certain Long-Lived Assets, page F-27

8.	Disclosure in your filing indicates that you recognized impairment charges related to certain properties for which unamortized capitalized costs were higher than their expected undiscounted future cash flows. Revise to provide additional detail describing the impaired properties as required by FASB ASC 360-10-50-2a.

Response: The following disclosure describing the properties for which impairments were recognized in 2015 was included on page 35 of the 2015 Form 10-K: “Proved property and other asset impairments in the United States were primarily related to legacy natural gas assets and marginal liquids plays.”

In addition, on page F-27 of the 2015 Form 10-K, we included the following disclosure regarding the facts and circumstances leading to the impairments recognized in 2015:

“During 2015, due to the decline in commodity prices, proved oil and gas properties, other property, plant and equipment and other assets with a carrying amount of $9,154 million were written down to their fair value of $2,828 million, resulting in pretax impairment charges of $6,326 million, $4,141 million net of tax. Impairments included domestic legacy natural gas assets and marginal liquids plays and the Conwy crude oil project in the East Irish Sea.”

In our future filings, beginning with our Form 10-K for the fiscal year ending December 31, 2016 (and in our future quarterly Form 10-Q filings, as may be appropriate), we will expand the disclosure in the notes to our financial statements to provide relevant corresponding information and such additional information as may then be appropriate.

EOG-005

FOIA confidential treatment requested by EOG Resources, Inc.

Pursuant to 17 C.F.R. § 200.83 (Rule 83)

Omitted information marked by bracketed asterisks has been filed under separate cover with the Commission

United States Securities and Exchange Commission

August 9, 2016

Supplemental Information to Consolidated Financial Statements

Oil and Gas Producing Activities, page F-29

Net Proved Undeveloped Reserves, page F-35

9.	Your disclosure of the changes in net quantities of proved undeveloped reserves relating to revisions of previous estimates appears to identify a single cause such as a decrease in commodity price. To the extent that you had revisions of previous estimates resulting from several separate and unrelated causes such as revisions due to price, performance and changes in a previously adopted development plan resulting in the removal of previously disclosed reserves, please revise your disclosure to provide the net change in reserve quantities, on a disaggregated basis, attributable to each of the separate causes identified.

Response: In the referenced disclosure, the Company’s total revisions of PUDs in 2015 were negative 242 MMBoe. Revisions due to decreases in average crude oil and natural gas prices were negative 266 MMBoe, and revisions due to changes in the previously adopted development plan were negative 78 MMBoe. Offsetting these revisions were 102 MMBoe of revisions due to improved well performance, primarily in the Eagle Ford shale play. We believe the Company’s disclosure was materially accurate, as the price-related revisions were greater than the total revisions (on a “net” basis). The Staff’s comment is duly noted and, in the Company’s future filings (beginning with our Form 10-K for the fiscal year ending December 31, 2016), we will provide additional disclosure identifying the separate causes of any reserve revisions (on a disaggregated basis), to the extent the Company believes such disclosure is material or would be helpful to an investor’s understanding of our reserves disclosures.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves, page F-38

10.	We note that future development costs used to calculate the standardized measure of discounted future cash flows decreased by approximately 23% from $20.5 billion as of December 31, 2014 to $15.8 billion as of December 31, 2015. Please explain this change considering that your proved undeveloped reserves (“PUDs”) decreased by less than 10% and costs incurred to drill and transfer PUDs to proved developed reserves appear to have increased on a per barrel basis from 2014 to 2015. Refer to FASB ASC 932-235-50-31.

Response: The decrease in 2015 future development costs was primarily due to the reduction in PUDs and the updating of the development costs at year-end 2015 to “current cost.” During 2015, as commodity prices declined, the Company focused on, and was successful in, increasing drilling and completion efficiencies and reducing operating costs through such efficiency improvements and through service cost reductions (i.e., lower rates charged by third-party service providers). In fact, these reductions in well costs accelerated during the second half of 2015 as a result of these efforts. The future development costs used to calculate the standardized measure of discounted future cash flows for purposes of the Company’s December 31, 2015 estimates of proved reserves were based on the best, most current information then available - specifically, a sampling, conducted near year-end, of average well cost by proved area.

The increase in 2015 (versus 2014) in the costs per barrel to drill and transfer PUDs to proved developed reserves was the result of the specific mix of wells that were transferred and the timing of drilling such wells.

EOG-006

FOIA confidential treatment requested by EOG Resources, Inc.

Pursuant to 17 C.F.R. § 200.83 (Rule 83)

Omitted information marked by bracketed asterisks has been filed under separate cover with the Commission

United States Securities and Exchange Commission

August 9, 2016

Form 8-K dated February 25, 2016

11.	The headlines to your earnings release include an item referring to the replacement of 192% of 2015 production, excluding revisions due to price. However, total proved reserves decreased by 15%, including a reduction of 574 MMBoe from revisions due to price. For a more balanced discussion, revise this disclosure to present the change in total proved reserves quantities.

Response: The text of the Company’s earnings release (under the caption “Reserves”) references the reduction in reserves due to price and refers the reader to the accompanying tables for detailed information regarding the Company’s reserves. These accompanying tables set forth (among various other information) the decrease in the Company’s proved reserves (from year-end 2014 to year-end 2015) referenced in the Staff’s comment. The Company’s corresponding SEC filing (the 2015 Form 10-K) also contains detailed reserves-related information, including with respect to year-over-year changes in the Company’s proved reserves, beginning on page F-29 thereof. The Staff’s comment with respect to balanced discussion is duly noted by the Company and will be taken into account in the preparation of our future earnings releases and related disclosures.

Form 8-K dated May 5, 2016

12.	The headlines to your earnings release state that you reported strong quarterly operating results. However, we note that you recognized an operating loss of $638 million for the period ended March 31, 2016. Revise to clarify what “operating results” you are referring to and how these results compare to your GAAP financial results.

Response: The “strong quarterly operating results” referenced in the headlines of the Company’s first quarter 2016 earnings release refers to the matters discussed under the captions “Operational Highlights” and “Enhanced Oil Recovery (EOR)” – specifically, the well production volume increases, cost reductions, capital efficiency improvements and success of the Company’s internally developed enhanced oil recovery process, in each case discussed in the earnings release. The Staff’s comment is duly noted. In its future earnings releases and related disclosures, the Company will strive to more clearly distinguish its operational results from its financial results of operations.

13.	We note that you disclose a non-GAAP per share performance measure without direct reconciliation to GAAP earnings per share and you present adjustments to non-GAAP measures without showing income taxes as a separate adjustment in your earnings release. This presentation is inconsistent with the updated Compliance and Disclosure Interpretations the Division issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

Response: In connection with the preparation of the Company’s earnings release and related disclosures for the second quarter 2016, we reviewed the Division’s guidance issued on May 17, 2016 and revised our reconciliation schedules and other disclosures accordingly. Our second quarter 2016 earnings release, reconciliation schedules and other disclosures were published on August 4, 2016 and are available on our corporate website at http://www.eogresources.com/ (under the “Investors” tab).

EOG-007

FOIA confidential treatment requested by EOG Resources, Inc.

Pursuant to 17 C.F.R. § 200.83 (Rule 83)

Omitted information marked by bracketed asterisks has been filed under separate cover with the Commission

United States Securities and Exchange Commission

August 9, 2016

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions regarding the foregoing, please contact me at 713-651-6946 or Amos Oelking, the Company’s Senior Counsel, at 713-651-7146.

Sincerely,

/s/ Timothy K. Driggers
Timothy K. Driggers
Executive Vice President and Chief Financial Officer

cc:	Mr. William R. Thomas
Mr. Michael P. Donaldson
Ms. Ann D. Janssen
Mr. Kenneth W. Boedeker

EOG-008